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Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
June 30, 2010
VIA OVERNIGHT MAIL
Ms. Karen J. Garnett
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	NorthStar Real Estate Income Trust, Inc. Amendment No. 7 to Registration Statement on Form S-11 File No. 333-157688
Dear Ms. Garnett:
     This letter sets forth the responses of our client, NorthStar Real Estate Income Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in your letter, dated June 23, 2010, regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. The Issuer has filed today Pre-Effective Amendment No. 8 to the Registration Statement (“Amendment No. 8”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 8. We have enclosed with the copy of this letter a copy of the referenced sales literature, which has been revised in accordance with the responses below.
Amendment No. 7 to Form S-11
Conflicts of Interest, page 72
1.	Comment: We note your response to comment 1 of our letter dated May 27, 2010. In response to our comment, you have revised your disclosure to state that NSIO REIT will be given priority “until such time as 85% of the gross offering proceeds raised as of the end of NSIO REIT’s offering have been invested.” Please specify the date that NSIO REIT’s offering will end. If this other offering
Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Karen J. Garnett
June 30, 2010

does not have a specific termination date, please clearly state this and revise the risk factor on page 26 to clarify that this other offering may continue indefinitely.
Response: The Issuer has revised pages 26, 71, 76 and 105 of Amendment No. 8 to state that the offering of common stock by NorthStar Income Opportunity REIT I, Inc. (“NSIO REIT”) will end on or before August 18, 2010, unless NSIO REIT’s board of directors determines to extend the offering for an additional period of up to six months.
Revised Sales Literature Submitted June 4, 2010
2.	Comment: We note your response to comment 4 of our letter. In response to our comment, you revised the sales literature to add a footnote describing the differences between the present program and NorthStar Realty Finance Corp.’s (“NRF”) prior programs. Please revise these pieces to give this disclosure equal prominence to the other information regarding NRF. Additionally, please add this disclosure to your website.
Response: The Issuer has revised the brochures and the CD Kit to give equal prominence to the above-referenced disclosure to the other information regarding NorthStar Realty Finance Corp. In addition, the Issuer has added the same disclosure to the website and PowerPoint.
Website
3.	Comment: We note your response to comment 3 of our letter. We were not able to locate this revision in your website. Please revise your website to clarify that distributions may not be supported for a full two years following an investor’s purchase of common stock. Additionally, please clarify that you are not obligated to pay 8% and that you may pay less.
Response: Please see the tabbed page in the enclosed website, which includes the requested disclosure.

Ms. Karen J. Garnett
June 30, 2010

     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,
/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

Enclosures

cc:	Mr. Andrew C. Richardson Mr. Albert Tylis Mr. James H. Sullivan